UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65260

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Themis Trading LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

10 Town Square, Suite 100
                          (No. and Street)

| Chatham | NJ | 07928 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Zajac   (973) 665-9600
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co, LLC
                          (Name – if individual, state last, first, middle name)

| 293 Eisenhower Parkway | Livingston | NJ | 07039 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Paul S. Zajac__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Themis Trading LLC__ _____, as of __December 31__ _____, 20__19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

__Managing Member__
Title


Notary Public


CARA-ANN KULESA
Notary Public - State of New Jersey
My Commission Expires Sep 30, 2024

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THEMIS TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

FILED PURSUANT TO RULE 17A-5(e)(3) OF THE SECURITIES EXCHANGE ACT
OF 1934 AS A PUBLIC DOCUMENT

THEMIS TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

CONTENTS

REPORT PURSUANT TO RULE 17A-5(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 ("SEA")



SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Themis Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Themis Trading LLC as of December 31, 2019, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Themis Trading LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Themis Trading LLC's management. Our responsibility is to express an opinion on Themis Trading LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Themis Trading LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of this financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

SobelCo, LLC
Certified Public Accountants

We have served as Themis Trading LLC's auditors since 2015.

Livingston, New Jersey
February 26, 2020

ALLINIAL GLOBAL
ALLIOTT GROUP

THEMIS TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	377,347
Deposit with clearing broker		500,000
Commissions receivable		459,199
Fixed assets at cost, net of		
accumulated depreciation of $164,535		6,049
Right of use asset		123,501
Other assets		17,383
TOTAL ASSETS	$	1,483,479

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES

Accrued expenses and other liabilities	$	478,669
Lease liability		123,501
		602,170

Commitments and contingencies

MEMBERS' CAPITAL		881,309
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	1,483,479

The accompanying notes are an integral part of these financial statements.

THEMIS TRADING LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

Themis Trading LLC (the "Company") was organized in the State of Delaware on February 21, 2002, The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), NYSE Arca, Inc., BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., Investors' Exchange LLC, and 22 states. In this capacity it executes agency transactions for institutional customers and conducts soft dollar transactions. The Company operates on a fully disclosed basis through its clearing broker, Cowen Executive Services LLC ("Cowen").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions on a fully disclosed basis to Cowen for correspondent clearing services in accordance with the terms of a clearing agreement. In connection with the agreement Cowen has agreed to perform clearing and depository operations, and the Company has agreed to indemnify Cowen for losses that it may sustain related to the Company's customers. At December 31, 2019, the deposit with clearing broker reflected on the statement of financial condition was substantially in cash, held by Cowen.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

THEMIS TRADING LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes leases in accordance with FASB ASU 2016-02, Leases (topic 842) (see footnote 7).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company maintains cash accounts with several financial institutions. At times the balances maintained in banks and brokerage firms may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits and Securities Investor Protection Corporation ("SIPC") insurance limits, respectively. At year end, amounts over the FDIC insurance limits were approximately $125,000, and amounts over the SIPC insurance limits were approximately $250,000.

3. INCOME TAXES

The Company has elected to be recognized as an S-corporation by the Internal Revenue Service for tax purposes only. As an S-corporation, the

Company is not subject to income taxes. The Company's income or loss is reportable by its shareholders on their individual tax returns.

The Financial Accounting Standards Board provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2019 management has determined that there are no material uncertain income tax positions.

THEMIS TRADING LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

4. SOFT DOLLAR EXPENSE

The Company's customers are permitted to allocate a portion of their gross commissions to pay for third party research that is consistent with the guidelines set forth in Section 28(e) of the Securities Exchange Act of 1934 ("SEA"). Soft dollar expenses of $1,463,017 included in the financial statements represent these commission payments or accruals for future commission payments. At December 31, 2019, $85,378 is included in other liabilities related to these accrued commission payments.

5. PROFIT SHARING PLAN

The Company has a profit-sharing plan covering all qualified employees. Contributions to the plan are determined annually by the Company's members. Profit sharing plan expenses of $21,499 included in the statement of operations represent these contributions. There were no contribution accruals on the statement of financial condition for the plan year ended December 31, 2019.

6. BUY/SELL AGREEMENT

Under the terms of an agreement between the Company's members and upon the death of a member, the surviving members are required to purchase the deceased member's interest in the Company. The purchase price of a membership interest is based on the value of the related insurance policy, as defined in the agreement. Each of the Company's members maintains insurance policies on the lives of the other members to fund these obligations.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. The Company's lease expired on December 31, 2019, and the Company extended the lease for two years to December 31, 2021. The Company's lease does not include a terminations option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract may include fixed payments and variable payments. The Company's office space lease may require it to make variable payments for the Company's proportionate share of certain expenses like property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

THEMIS TRADING LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

7 COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company's future minimum lease payments pertaining to this agreement are as follows:

Year Ended December 31		
2020		64,356
2021		64,356
Total	$	128,712

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2019, or during the year then ended.

8 RULE 15C3-3

The Company is exempt from the provisions of the SEC customer protection SEA Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers and executes all financial transactions on behalf of customers on a fully disclosed basis to its clearing firm.

9 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's net capital rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $857,877, which exceeded the minimum requirement of $100,000 by $757,877. The Company's ratio of aggregate indebtedness to net capital at that same date was .56 to 1.

10 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

11 SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2019, and through February 26, 2020, the date that these financial statements were available to be issued, and has concluded that no further information is required to be